CANADIAN OILSANDS TRUST

02076003

September 12, 2002

02 SEP 13 AM 11:30

SUPPL

VIA COURIER

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.
20549 U.S.A.

Dear Sirs:

Re: ***Canadian Oil Sands Trust - File No. 82-5189***

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, we enclose the following document of Canadian Oil Sands Trust, which has been filed with the regulatory authorities in Canada:

- Form 45-102F2 Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, *Resale of Securities*

If you have any questions, please contact the undersigned at 403. 645.2522

Very truly yours,

PROCESSED
SEP 2 0 2002
THOMSON
FINANCIAL

CANADIAN OIL SANDS INVESTMENTS INC.

Rachel Desroches

Rachel L. Desroches
Assistant Secretary

Encls.

dlw 9/16

SEC.new.doc

Form 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, *Resale of Securities*

Canadian Oil Sands Trust (the "Trust") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that, in respect of a distribution on August 30, 2002 of 257,970 trust units of the Trust, the Trust was a qualifying issuer within the meaning of Multilateral Instrument 45-102, *Resale of Securities*, at the distribution date.

DATED at Calgary, Alberta, this 6th day of September, 2002.

CANADIAN OIL SANDS INVESTMENTS INC.,
as manager of CANADIAN OIL SANDS TRUST

Per: [signature]
Trudy M. Curran
Corporate Secretary

INSTRUCTIONS:

File this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.